Exhibit 99.1

Hut 8 Reports Operating and Financial Results for Q1 2022

Strong quarterly revenue of $53.3 million

Bitcoin holdings increased 17% to 6,460

Adjusted EBITDA(i) of $27.1 million

High performance computing business delivered solid financial results

TORONTO, ON, May 12, 2022 -- Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce its financial results for the quarter ended March 31, 2022. All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“We made measurable progress in the first quarter of 2022, significantly advancing our diversification strategy by completing the acquisition of five data centres and cementing our role as the only digital asset mining company that is delivering the high performance computing infrastructure to support companies in the blockchain and Web 3.0 spaces,” said Jaime Leverton, CEO of Hut 8. “Thanks to our leadership role in the digital asset mining industry backed by our HODL strategy, we are uniquely positioned to seize opportunities in this burgeoning industry as they arise."

“Our mining operations, thanks in large part to the installation of nearly 9,600 new MicroBT miners, continued to deliver strong results during the first quarter,” said Shane Downey, CFO of Hut 8. “We realized strong revenue and profitability while advancing our HODL strategy, and are confident that we have the fundamentals in place to serve us for the long term.”

Q1 2022 HIGHLIGHTS

◾	Revenue increased 67% to $53.3 million during the quarter ended March 31, 2021, with our self-mining operations generating $49.3 million of revenue on 942 Bitcoin mined.

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The Company installed 9,592 new MicroBT M30S, M30S+, and M31S+ miners at the Drumheller  and Medicine Hat facilities in Alberta. The installation of these miners brought the Company’s operating capacity to 2.54 EH/s, an increase of 27% from December 31, 2021.

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The acquisition of TeraGo Inc.’s cloud services and colocation data centre business was completed on January 31, 2022, establishing the Company as a leader in high performance computing, with five data centres across Ontario and British Columbia and approximately 400 commercial customers. The high performance computing operation currently contributes monthly recurring revenue of approximately $1.6 million.

(i)	Non-IFRS measure - see "Non-IFRS Measures" section below.

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The Company expanded its management team with the appointment of Erin Dermer as Vice President Marketing, Communications, and Public Affairs; James Beer as Senior Vice President Operations; and Josh Rayner as Vice President Sales. Collectively, these individuals bring more than 45 years of leadership of experience to the Company to support the growth of its operations.

OPERATING AND FINANCIAL OVERVIEW

For the periods ended March 31	Three Months Ended
(CAD thousands, except per share amounts)	2022	2021(i)
Operating results
Digital assets mined	942	539

Financial results
Total revenue	$53,333	$31,983
Net income	55,708	19,134
Mining profit (ii)	32,906	17,498
Adjusted EBITDA (ii)	27,109	16,181

Earnings Per Share
Net income - basic	$0.33	$0.17
Net income - diluted	$0.31	$0.15
(i) Non-IFRS measure - see "Non-IFRS Measures" section below. (ii) Certain comparative figures have been restated where necessary to conform with current period presentation.

	As At
(CAD thousands)	March 31, 2022	December 31, 2021
Financial position
Cash	$78,524	$140,127
Total digital assets	367,600	323,946
Total assets	753,443	720,709
Total liabilities	102,886	154,741
Total shareholder's equity	650,557	565,968

◾
Revenue for the quarter ended March 31, 2022, was $53.3 million compared to $32.0 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 942 Bitcoin and generated $49.3 million of revenue, versus 539 Bitcoin mined and $30.6 million of revenue in the prior year period. The increase in Bitcoin mined is due to the deployment of incremental higher efficiency miners during the quarter in 2022 compared to the same period in 2021. The increase in revenue due to higher number of Bitcoin mined was partially offset by a decrease in average Bitcoin price, which resulted in average revenue per Bitcoin mined of $52,327 for the quarter compared to $56,692 in the prior year’s quarter. Hosting revenue was $0.8 million for the quarter compared to $1.4 million in the prior year’s quarter. The decrease in hosting revenue is due to a reduced number of hosting clients, as the Company acquired the digital asset mining equipment from one of two historical hosting customers in December 2021.

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The Company’s newly acquired high performance computing operations added $3.3 million of revenue, reflecting two months’ worth of contributions. The Company estimates that recurring revenue from the high performance computing business will increase 15-18% over the course of 2022. Hut 8’s preliminary view is that this acquired business will generate gross margins ranging between 35% and 40%, with opportunities to further optimize margins going forward.

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Cost of revenue consists of site operating costs and depreciation and was $36.9 million for the first quarter of 2022 compared to $19.8 million in the prior year period. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, software licensing and equipment repair and maintenance costs at our mining and high performance computing operations. Site operating costs for the quarter ended March 31, 2022 were $18.5 million, of which $16.9 million was attributable to our mining operations and $1.6 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the first quarter of 2022 was approximately $18,000, compared to approximately $25,900 in the prior year for the same period.  The decrease is primarily due to deployment of a larger and significantly more efficient fleet of mining equipment. Depreciation expense increased to $18.4 million during the first quarter of 2022 compared to $5.8 million in the same period of 2021, driven by the increased number of miners deployed during the quarter as well as $0.7 million of additional depreciation from our newly acquired high performance computing operations.

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Net income was $55.7 million and net income per share was $0.33 for the three months ended March 31, 2022, compared with net income of $19.1 million and net income per share of $0.17 for the same period in 2021. The change was driven by the higher revenue and non-cash gain on revaluation of warrant liability recorded in first quarter of 2022 partially offset by lower general and administrative expenses incurred in first quarter of 2021.

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Adjusted EBITDA(i) (a non-IFRS measure) increased by $10.9 million for the quarter ended March 31, 2022, compared to the same period in 2021. The increase was driven by higher digital asset mining profit(i), partially offset by higher general and administrative expenses incurred to support the growth in the Company’s operations.

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Digital assets consist of Bitcoin, which had a balance of 6,460 Bitcoin and a market value of $367.6 million as of March 31, 2022. This balance consisted of 4,460 Bitcoin held in custody and 2,000 held under lending arrangements.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

The following tables reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim statement of operations and comprehensive income (loss) and unaudited condensed consolidated interim statement of cash flows included in the unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2022.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense.

The following table reconciles Gross profit to our non-IFRS measure, Mining profit:

For the three months ended March 31	2022	2021
Gross profit	$16,455	$12,207
Add (deduct):
Revenue from hosting	(751)	(1,426)
Revenue from high performance computing	(3,290)	-
Site operating costs attributable to hosting and high performance computing	2,127	915
Depreciation	18,365	5,802
Mining profit	$32,906	$17,498

(i)	Non-IFRS measure - see "Non-IFRS Measures" section below.

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income to our non-IFRS measure, Adjusted EBITDA:

For the three months ended March 31	2022	2021
Net income	$55,708	$19,134

Add (deduct):
Net finance expense (income)	1,292	(348)
Depreciation and amortization	18,594	5,802
Share based payment	1,299	2,756
Gain on disposition of digital assets	-	(182)
Foreign exchange	711	431
Share based payment taxes withholding	-	1,246
One-time transaction costs	1,611	-
Deferred income tax expense (recovery)	1,121	(13,370)
Sales tax expense	913	712
Gain on revaluation of warrants liability	(54,140)	-
	$27,109	$16,181

CONFERENCE CALL

Hut 8 Q1 2022 conference call will commence at 10 a.m. ET, today, May 12, 2022. Those wishing to join via telephone should dial in 5 minutes early:

●	Within Canada: 1-866-455-3403 access code: 81669575#
●	Within the US: 1-866-374-5140 access code: 81669575#

Analyst Coverage of Hut 8 Mining:

A full list of Hut 8 Mining analyst coverage can be found here.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; estimates of increased recurring revenue from the Company’s high-performance computing business and the amount thereof; and the Company’s estimated margins of the high performance computing business and its ability to optimize margins in the future.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments and transaction costs.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to cryptocurrency exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of cryptocurrency, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, and other risks related to the cryptocurrency and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on www.sedar.com.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

ABOUT HUT 8

Hut 8 is a digital asset mining company with industrial-scale operations in Alberta, Canada. The Company is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally. Hut 8 is executing on its strategy of mining and holding Bitcoin, while building a diversified business and revenue strategy to grow and protect shareholder value, regardless of Bitcoin price action. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

INVESTOR CONTACT
Sue Ennis
sue@hut8mining.com

MEDIA CONTACT
Erin Dermer
erin.dermer@hut8mining.com